                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13D
                                (Rule 13d - 101)

                  Under the Securities Exchange Act of 1934
                               (Amendment No.  4 )

                            CTI Group (Holdings), Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   116431105
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                                (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                              1401 Walnut Street
                            Philadelphia, PA 19102
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               November 11, 1997
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                       (Continued on following pages)

                                Page 1 of 7


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| CUSIP No. 116431105 |                                 | Page 2 of 7 Pages  |
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------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Paul Johns
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)   / /

                                                  (b)   /x/

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3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                     / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

------------------------------------------------------------------------------

               7    SOLE VOTING POWER                                1,899,721
NUMBER OF      ---------------------------------------------------------------
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                      0
OWNED BY       ---------------------------------------------------------------
EACH
REPORTING      9    SOLE DISPOSITIVE POWER                           1,720,574
PERSON         ---------------------------------------------------------------
WITH
               10   SHARED DISPOSITIVE POWER                                 0
------------------------------------------------------------------------------

               11   AGGREGATE AMOUNT BENEFICIALLY
                    OWNED BY EACH REPORTING PERSON                   1,899,721
------------------------------------------------------------------------------



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| CUSIP No. 116431105 |                                  | Page 3 of 7 Pages |
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              29.5%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                       IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT



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| CUSIP No. 116431105 |                                 | Page4 of 7 Pages   |
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                               ANTHONY PAUL JOHNS

                       Pursuant to Section 13(d) of the
                       Securities Exchange Act of 1934

                                 in respect of

                          CTI GROUP (HOLDINGS), INC.


     This statement (the "Statement" or "Amendment No. 4") relates to the common stock, $.01 par value per share (the "Common Stock") of CTI Group (Holdings), Inc., a Delaware corporation formerly known as Communications Group, Inc. (the "Issuer"). This Statement constitutes Amendment No. 4 to the Schedule 13D of Anthony Paul Johns ("Mr. Johns"), initially filed on or about May 31, 1990 (as amended, the "Initial Statement"). This is the first amendment to the Initial Statement to be filed electronically. Accordingly, pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 is a restatement of the Initial Statement.



Item 1.     Security and Issuer

     This Statement relates to a class of equity securities of CTI Group (Holdings) Inc., a Delaware corporation formerly known as Communications Group, Inc, designated by the Issuer as its Common Stock, par value $0.01 per share. The address of the Issuer's principal executive office is 901 South Trooper Road, Valley Forge, Pennsylvania 19484.

Item 2.     Identity and Background

     (a)    The person filing this statement is Anthony Paul Johns.

     (b-c) Mr. Johns' business address is 901 South Trooper Road, Valley Forge, Pennsylvania 19484. His present principal occupation is President and Chief Executive Officer of the Issuer.

     (d) During the last five (5) years, Mr. Johns has not been convicted in any criminal proceedings.

     (e) During the last five (5) years, Mr. Johns has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in his being subject to a judgment, decree or final order enjoining future obligations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


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| CUSIP No. 116431105 |                                | Page 5 of 7 Pages   |
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     (f)  Mr. Johns is a citizen of the United Kingdom.


Item 3.   Source and Amount of Funds or Other Consideration

     On November 11, 1997, Mr. Johns purchased from John J. Perri, the former President of CTI Soft-Com, Inc., a subsidiary of the Issuer ("Mr. Perri"), pursuant to a Stock Purchase Agreement, dated November 11, 1997, between these two individuals, 200,000 shares of Common Stock at a price of Forty Cents per share, for an aggregate price of Eighty Thousand Dollars. These shares were purchased with personal funds. Mr. Johns also received from Mr. Perri, pursuant to the Stock Purchase Agreement, an irrevocable proxy in favor of Mr. Johns for all voting rights relating to an additional 179,147 shares of Common Stock.

Item 4.   Purpose of Transaction

     Mr. Johns acquired the shares of Common Stock which are reported herein as being owned by him in order to make a substantial equity investment in the Issuer. He intends to continuously review and monitor his equity position in the Issuer.

     Whether Mr. Johns purchases or sells any shares of Common Stock in the future, and the amount and timing of any such purchases or sales, if any, will depend on his continuing assessment of pertinent factors, including, without limitation, the following: regulatory, legal and other considerations; the availability of shares for purchase at particular price levels; the Issuer's business; other business and investment opportunities available to Mr. Johns; economic conditions; stock market and money market conditions; the availability and cost of financing; and, any other of Mr. Johns' plans and requirements.

     Independent of the ownership of Common Stock reported herein, Mr. Johns is in a position which provides him with day to day control of the Issuer's affairs. As a director and executive officer of the Issuer, Mr. Johns has and will, from time to time, assess and analyze possible corporate transactions of which the Issuer could take advantage. Mr. Johns has discussed, generally, many possible transactions and structures for the future of the Issuer. None of such discussions has, at this time, gone beyond the most preliminary of stages. Other than as set forth below Mr. Johns, in his capacity as a stockholder, does not have any specific present plans or proposals, based upon the ownership of Common Stock reported herein or otherwise, which relate to, or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidating involving the Issuer; (b) a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries; (c) any change in the present board of directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material changes in the Issuer's corporate structure or business; (f) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (g) a class of securities of the Issuer ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Exchange Act or (i) any action similar to any of those enumerated above. The Company has entered into a letter of intent with Siemens PLC to acquire for cash its telemarketing products and services business operated through Siemens' Databit Ltd. Division.

     Based upon the position of Mr. Johns as a director and Chief Executive Officer of the Issuer, Mr. Johns is limited in his ability to freely buy and sell Common Stock due to certain constraints, which result from the provisions of the Exchange Act, concerning such issues as insider trading and short-swing profit recapture. Notwithstanding anything else contained herein to the contrary, the ownership of the Common Stock reported herein and/or further



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| CUSIP No. 116431105 |                                  | Page 6 of 7 Pages |
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purchases of Common Stock by Mr. Johns, if any, could have the effect of 1)
perpetuating present management of the Issuer; and 2) further inhibiting business combinations attempted without the prior approval of the Issuer's board of directors, unsolicited takeovers and/or changes in control of Issuer.


Item 5.      Interest in Securities of the Issuer

     (a-b)   As of the close of business on December 15, 1997, Mr. Johns is the beneficial owner of, and has sole voting power with respect to, 1,899,721 shares of issued and outstanding Common Stock (including 50,000 shares issuable upon the exercise of immediately exercisable options), which shares constitute approximately 29.5% of the outstanding shares of Common Stock of the Issuer (based upon 6,390,314 shares of Common Stock outstanding according to the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1997).

            Of these 1,899,721 shares, Mr. Johns has sole dispositive power with respect to 1,720,574. The 179,147 remaining shares are held by Mr. Perri but are subject to the irrevocable proxy in favor of Mr. Johns for all voting rights referred to in Item 3 above.

     (c) On November 11, 1997, Mr. Johns gave 100,000 shares of Common Stock, including all rights relating thereto, to his son as a gift.

            On December 2, 1997 Mr. Johns sold 20,000 shares of Common Stock, in a market transaction, at Thirty-Three Cents per share, for an aggregate price of Six Thousand Six Hundred Dollars. Except for such transaction, the transaction described in Item 3 above and the gift described in this Item 5(c), Mr. Johns has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

     (d) Except for the 179,147 shares retained by Mr. Perri, for which Mr. Johns has voting rights, as described above, no persons, other than Mr.
Johns, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares retained by Mr. Johns.

     (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     None.


Item 7.        Material to be Filed as Exhibits.

     None.

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| CUSIP No. 116431105 |                                  | Page 7 of 7 Pages |
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



December  17, 1997                            /s/ Anthony Paul Johns
-------------------                           --------------------------------
Date                                              Anthony Paul Johns